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LETTER OF CONFIRMATION
March 22, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange
US Securities and Exchange Commission
Corporations Canada (Industry Canada)

Dear Sirs:

Subject: Fairmont Hotels & Resorts Inc. (the "Corporation")

We confirm that the following materials were sent by pre-paid and electronic mail on March 20 and 21, 2006, to the registered holders of Common Shares of the Corporation:

1. Notice of Special Meeting and Management Information Circular
2. Form of Proxy
3. 2005 Annual Report
4. Letter of Transmittal
5. Return Envelope
6. Security Return Envelope

We also confirm that copies of the above-mentioned materials, together with a Supplemental Mailing List Return Card were sent by overnight courier on March 20, 2006 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Fairmont Hotels & Resorts Inc.

416-263-9523(Phone)
416- 981-9800 (Fax)